SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. __)*

                               JAMESON INNS, INC.
                               ------------------
                                (Name of Issuer)

                     Common Stock, par value $0.10 per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                   470457 10 2
                                 --------------
                                 (CUSIP Number)

Argila, LLC                                  O'Melveny & Myers LLP
1650 Tysons Boulevard                        Times Square Tower
Suite 1600                                   7 Times Square
McLean, Virginia 22102                       New York, New York 10036
Attention:  Alex Gilbert                     Attention:  Drake S. Tempest, Esq.
(703) 714-8086                               (212) 326-2000
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 22, 2006
             -------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

                  Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                  * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

                              (Page 1 of 14 Pages)

                                                            (Page 2 of 14 Pages)

CUSIP No. 470457 10 2                      13D
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         ARGILA, LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (See instructions)                                              (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS (See instructions)
         OO
--------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
         2(d) or 2(e)                                                        [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
--------------------------------------------------------------------------------
NUMBER OF             7        SOLE VOTING POWER
SHARES                         1,200,000
BENEFICIALLY                   -------------------------------------------------
OWNED BY              8        SHARED VOTING POWER
EACH REPORTING                 2,916,360
PERSON WITH                    -------------------------------------------------
                      9        SOLE DISPOSITIVE POWER
                               1,200,000
                               -------------------------------------------------
                      10       SHARED DISPOSITIVE POWER
                               0
                               -------------------------------------------------

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         4,116,360
--------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (See instructions)                                                  [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         7.1%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON (See instructions)
         OO
--------------------------------------------------------------------------------

                                                            (Page 3 of 14 Pages)

CUSIP No. 470457 10 2                      13D
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         JER REAL ESTATE PARTNERS III L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (See instructions)                                              (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS (See instructions)
         OO
--------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
         2(d) or 2(e)                                                        [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
--------------------------------------------------------------------------------
NUMBER OF             7        SOLE VOTING POWER
SHARES                         0
BENEFICIALLY                   -------------------------------------------------
OWNED BY              8        SHARED VOTING POWER
EACH REPORTING                 4,116,360
PERSON WITH                    -------------------------------------------------
                      9        SOLE DISPOSITIVE POWER
                               0
                               -------------------------------------------------
                      10       SHARED DISPOSITIVE POWER
                               4,116,360
                               -------------------------------------------------

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         4,116,360
--------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (See instructions)                                                  [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         7.1%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON (See instructions)
         PN
--------------------------------------------------------------------------------

                                                            (Page 4 of 14 Pages)

CUSIP No. 470457 10 2                      13D
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         JER REAL ESTATE QUALIFIED PARTNERS III L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (See instructions)                                              (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS (See instructions)
         OO
--------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
         2(d) or 2(e)                                                        [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
--------------------------------------------------------------------------------
NUMBER OF             7        SOLE VOTING POWER
SHARES                         0
BENEFICIALLY                   -------------------------------------------------
OWNED BY              8        SHARED VOTING POWER
EACH REPORTING                 4,116,360
PERSON WITH                    -------------------------------------------------
                      9        SOLE DISPOSITIVE POWER
                               0
                               -------------------------------------------------
                      10       SHARED DISPOSITIVE POWER
                               4,116,360
                               -------------------------------------------------

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         4,116,360
--------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (See instructions)                                                  [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         7.1%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON (See instructions)
         PN
--------------------------------------------------------------------------------

                                                            (Page 5 of 14 Pages)

CUSIP No. 470457 10 2                      13D
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         JER REAL ESTATE ADVISORS III, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (See instructions)                                              (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS (See instructions)
         OO
--------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
         2(d) or 2(e)                                                        [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
--------------------------------------------------------------------------------
NUMBER OF             7        SOLE VOTING POWER
SHARES                         1,200,000
BENEFICIALLY                   -------------------------------------------------
OWNED BY              8        SHARED VOTING POWER
EACH REPORTING                 2,916,360
PERSON WITH                    -------------------------------------------------
                      9        SOLE DISPOSITIVE POWER
                               1,200,000
                               -------------------------------------------------
                      10       SHARED DISPOSITIVE POWER
                               0
                               -------------------------------------------------

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         4,116,360
--------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (See instructions)                                                  [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         7.1%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON (See instructions)
         PN
--------------------------------------------------------------------------------

                                                            (Page 6 of 14 Pages)

CUSIP No. 470457 10 2                      13D
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         JER REAL ESTATE ADVISORS III, INC.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (See instructions)                                              (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS (See instructions)
         OO
--------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
         2(d) or 2(e)                                                        [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
--------------------------------------------------------------------------------
NUMBER OF             7        SOLE VOTING POWER
SHARES                         1,200,000
BENEFICIALLY                   -------------------------------------------------
OWNED BY              8        SHARED VOTING POWER
EACH REPORTING                 2,916,360
PERSON WITH                    -------------------------------------------------
                      9        SOLE DISPOSITIVE POWER
                               1,200,000
                               -------------------------------------------------
                      10       SHARED DISPOSITIVE POWER
                               0
                               -------------------------------------------------

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         4,116,360
--------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (See instructions)                                                  [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         7.1%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON (See instructions)
         CO
--------------------------------------------------------------------------------

                                                            (Page 7 of 14 Pages)


Item 1.  Security and Issuer

         The class of equity securities to which this statement on Schedule 13D (this "Schedule 13D") relates is the Common Stock, par value $0.10 per share ("Common Stock"), of Jameson Inns, Inc., a Georgia corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 41 Perimeter Center East, Suite 400, Atlanta, Georgia, 30346.

Item 2.  Identity and Background

         (a) - (c) This Schedule 13D is being filed on behalf of Argila, LLC, a Delaware limited liability company ("Argila"), JER Real Estate Partners III L.P., a Delaware limited partnership ("JER"), JER Real Estate Qualified Partners III L.P., a Delaware limited partnership ("JER Qualified"), JER Real Estate Advisors III, L.P., a Delaware limited partnership ("JER Advisors"), and JER Real Estate Advisors III, Inc., a Delaware corporation ("JER Inc." and together with JER, JER Qualified and JER Advisors, the "JER Entities"), pursuant to Rule 13d-1(a) promulgated by the Securities and Exchange Commission (the "Commission") pursuant to Section 13 of the Securities and Exchange Act of 1934, as amended (the "Exchange Act"). Argila is controlled by JER and JER Qualified; JER Advisors is the general partner of each of JER and JER Qualified; and JER Inc. is the general partner of JER Advisors.

         The principal address of Argila and the JER Entities is 1650 Tysons Boulevard, Suite 1600, McLean, VA 22102.

         The principal business of Argila is to enter into an agreement and plan of merger to acquire all the Common Stock of the Issuer. The principal business of JER and JER Qualified is real estate investment. The principal business of JER Advisors is to manage JER and JER Qualified. The principal business of JER Inc. is to manage JER Advisors.

         The name, principal occupation and address of each director and executive officer of Argila and the JER Entities are set forth on Schedule A to this Schedule 13. Argila and the JER Entitites are sometimes referred to herein as the "reporting persons." Information in this Schedule 13D with respect to each of the reporting persons is given solely by such reporting person, and no reporting person assumes responsibility for the accuracy or completeness of information provided by another reporting person.

         (d) - (e) During the last five years, none of the persons or entities referred to in this Item 2 (including those listed on Schedule A) (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in its or his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Each person listed on Schedule A is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration

         See Item 4.

                                                            (Page 8 of 14 Pages)


Item 4.  Purpose of the Transaction.

         (a) - (j) On May 22, 2006, Argila, Whiskey Merger Corp., a Delaware corporation and wholly owned subsidiary of Argila ("Merger Sub"), and the Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement"), pursuant to which Merger Sub will be merged (the "Merger") with and into the Issuer, with the Issuer continuing as the surviving corporation (the "Surviving Corporation"). Following the consummation of the Merger, the Issuer will be a wholly owned subsidiary of Argila. Pursuant to the Merger Agreement, at the effective time of the Merger, each issued and outstanding share of Common Stock, other than shares held by the Issuer, Argila or Merger Sub or held by shareholders who are entitled to and properly exercise dissent rights under Georgia law, will be converted into the right to receive $2.97 in cash and each outstanding option to purchase a share of Common Stock will entitle the holder to receive the difference between the exercise price of the option and $2.97. The Merger remains subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, including obtaining approval of the shareholders of the Issuer.

         Pursuant to the Merger Agreement, the board of directors of Merger Sub, at the effective time of the Merger, will become the board of directors of the Surviving Corporation. In addition, at the effective time of the Merger, the articles of incorporation of the Surviving Corporation will be amended at the effective time of the Merger to conform to an exhibit attached to the Merger Agreement and the bylaws of Merger Sub at the effective time of the Merger will become the bylaws of the Surviving Corporation. If the Merger is consummated, the Common Stock will cease to be traded on The Nasdaq National Market and will be deregistered under Section 12(g)(4) of the Exchange Act.

         The foregoing description of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement which is incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer on May 22, 2006.

         Argila and the JER Entities may be deemed to have acquired beneficial ownership of 2,916,360 shares of Common Stock pursuant to a Voting Agreement, dated as of May 22, 2006 (the "Voting Agreement") between Argila and the shareholders of the Issuer listed on the signature pages thereto (the "Shareholders"). Argila and the JER Entities disclaim any beneficial ownership of the shares of Common Stock that are covered by the Voting Agreement. In addition, Argila and the JER Entities disclaim "Beneficial Ownership" (as defined in the Amended and Restated Articles of Incorporation of the Issuer) of the shares of Common Stock that are covered by the Voting Agreement for purposes of Article IV of the Amended and Restated Articles of Incorporation of the Issuer. Subject to the terms of the Voting Agreement, the Shareholders agreed to vote in favor of the Merger and the related amendment to the Amended and Restated Articles of Incorporation of the Issuer (the "Charter Amendment") and to vote against any competing transactions unless the Merger Agreement is terminated. In addition, the Shareholders agreed to vote against any amendment of the Amended and Restated Articles of Incorporation of the Issuer (other than the Charter Amendment) or bylaws of the Issuer or its subsidiaries that could impede or frustrate any provision of the Merger or the Merger Agreement. The Shareholders also granted Argila an irrevocable proxy to vote the shares of Common Stock subject to the Voting Agreement in accordance with the terms of the Voting Agreement. The Shareholders agreed to use all reasonable efforts to cause the consummation of the Merger. The provisions of the Voting Agreement apply to all shares of Common Stock held or acquired in the future by the Shareholders. The Shareholders disclosed in the Voting Agreement that they hold 2,916,360 shares of Common Stock, which

                                                            (Page 9 of 14 Pages)


represents approximately 5.0% of the issued and outstanding Common Stock. The Voting Agreement was entered into in consideration of the execution and delivery of the Merger Agreement and Argila did not pay additional consideration in connection with the execution and delivery of the Voting Agreement.

         The foregoing description of the Voting Agreement is qualified in its entirety by reference to the Voting Agreement which is incorporated herein by reference to Exhibit A hereto.

         In addition to the shares of Common Stock covered by the Voting Agreement, Argila owns 1,200,000 shares of Common Stock which it acquired in open market purchases and block trades on April 19, 20, 26 and 27, 2006 for an average per share purchase price of $2.50. Argila funded the purchase of these shares through its working capital.

Item 5.  Interest in Securities of the Issuer

         (a)-(b) The responses of Argila and the JER Entities with respect to Rows 11, 12 and 13 of the cover pages to this Schedule 13D that relate to the aggregate number and percentage of Common Stock are incorporated herein by reference. The responses of Argila and the JER Entities with respect to Rows 7, 8, 9 and 10 of the cover pages to this Schedule 13D that relate to the number of shares of Common Stock as to which Argila or the JER Entities has the sole power to vote or to direct the vote, shared power to vote or to direct the vote or sole or shared power to dispose or to direct the disposition are incorporated herein by reference. Argila and the JER Entities disclaim any beneficial ownership of the shares of the Common Stock that are covered by the Voting Agreement. In addition, Argila and the JER Entities disclaim "Beneficial Ownership" (as defined in the Amended and Restated Articles of Incorporation of the Issuer) of the shares of Common Stock that are covered by the Voting Agreement for purposes of Article IV of the Amended and Restated Articles of Incorporation of the Issuer.

         (c) Other than as described in Items 3 and 4 above, there have been no transactions in the Common Stock that were effected during the past 60 days by Argila or the JER Entities.

         (d) Other than with respect to the rights described in Item 3 above, neither Argila nor the JER Entities possess any right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Except as described in this Schedule 13D or the Exhibits hereto, none of the reporting persons nor, to the best knowledge of the reporting persons, any of the other persons or entities named in Item 2 above has any contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.

                                                           (Page 10 of 14 Pages)


Item 7.  Material to be Filed as Exhibits.

     A. Voting Agreement among Argila, LLC and the Shareholders of the Issuer listed on the signature pages thereto, dated as of May 22, 2006.

     B. Agreement and Plan of Merger, among Argila, LLC, Whiskey Merger Corp., and Jameson Inns, Inc., dated as of May 22, 2006 (incorporated by reference to Exhibit 2.1 to the current Report on Form 8-K filed by the Issuer on May 22, 2006).

                                                           (Page 11 of 14 Pages)


                                    SIGNATURE
                                    ---------


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated:  June 1, 2006

                                ARGILA, LLC



                                         By: /s/ ALEX GILBERT
                                             -----------------------------------
                                             Alex Gilbert, Principal


                                JER REAL ESTATE PARTNERS III  L.P.
                                By: JER REAL ESTATE ADVISORS III, L.P.,
                                General Partner
                                By: JER REAL ESTATE ADVISORS III, INC.,
                                General Partner



                                         By: /s/ ALEX GILBERT
                                             -----------------------------------
                                             Alex Gilbert, Principal


                                JER REAL ESTATE QUALIFIED PARTNERS III L.P.
                                By: JER REAL ESTATE ADVISORS III, L.P.,
                                General Partner
                                By: JER REAL ESTATE ADVISORS III, INC.,
                                General Partner


                                         By: /s/ ALEX GILBERT
                                             -----------------------------------
                                             Alex Gilbert, Principal



                                JER REAL ESTATE ADVISORS III, L.P.
                                By: JER REAL ESTATE ADVISORS III, INC.,
                                General Partner


                                         By: /s/ ALEX GILBERT
                                             -----------------------------------
                                             Alex Gilbert, Principal

                                                           (Page 12 of 14 Pages)


                                JER REAL ESTATE ADVISORS III, INC.


                                         By: /s/ ALEX GILBERT
                                             -----------------------------------
                                             Alex Gilbert, Principal

                                                           (Page 13 of 14 Pages)


                                   SCHEDULE A


  Directors and Executive Officers of Argila, LLC and JER     Principal Business or Occupation - Position with Argila,
               Real Estate Advisors III, Inc.                        LLC and JER Real Estate Advisors III, Inc.

Joseph E. Robert, Jr.                                         Chairman and Chief Executive Officer

Deborah L. Harmon                                             President & Chief Investment Officer

Cornelia Connelly (Buckley) Marakovits                        President - US Fund Business

Daniel T. Ward                                                Managing Director, Assistant Secretary

Tae-Sik Yoon                                                  Managing Director

Alexander P. Gilbert                                          Principal

James W. Smith III                                            Principal

Keith Belcher                                                 Managing Director

Connie Simmons Parker                                         Managing Director

J. Michael McGillis                                           Chief Financial Officer - Equity Management

Michael Coconaugher                                           Director, Assistant Secretary

Bruce T. Cunningham, Jr.                                      Director, Assistant Treasurer, Assistant Secretary

Terri L. Giuditta                                             Director

Ed Ratinoff                                                   Director

Clyde Robinson                                                Director

Frank Small                                                   Director

Richard A. Harkins                                            Vice President, Secretary

Bradley T. Berkley                                            Vice President

Gerald R. Best                                                Vice President, Assistant Secretary

Devin Chen                                                    Vice President

James E. Hubbard                                              Vice President, Assistant Secretary

Serge A. Learsy                                               Vice President

James C. Richards                                             Vice President

Craig Smith                                                   Vice President, Assistant Secretary

Marc Venegas                                                  Vice President

Mary K. Gerth                                                 Assistant Secretary

                                                           (Page 14 of 14 Pages)


         The business address of each of the above-noted persons other than Mr. Ratinoff is 1650 Tysons Boulevard, Suite 1600, McLean, Virginia 22102. The business address of Mr. Ratinoff is 1901 Avenue of the Stars, Suite 1000, Los Angeles, California 90067.

         JER Real Estate Partners III L.P., JER Real Estate Qualified Partners III L.P. and JER Real Estate Advisors III, L.P. do not have any directors or executive officers. JER Real Estate Partners III L.P. and JER Real Estate Qualified Partners III L.P. are each managed by JER Real Estate Advisors III, L.P., the sole general partner of each such limited partnership. JER Real Estate Advisors III, L.P. is managed by JER Real Estate Advisors III, Inc., its sole general partner.

                                                                  EXECUTION COPY

                  VOTING AGREEMENT, dated as of May 22, 2006 (this "Agreement"), among ARGILA, LLC, a Delaware limited liability company ("Parent"), and the persons listed on Exhibit A hereto (each, a "Shareholder" and collectively, the "Shareholders").

                  WHEREAS Parent, Whiskey Merger Corp., a Delaware corporation ("Sub") and Jameson Inns, Inc., a Georgia corporation (the "Company") propose to enter into an Agreement and Plan of Merger dated as of the date hereof (as the same may be amended or supplemented, the "Merger Agreement"; capitalized terms used but not defined herein shall have the meanings set forth in the Merger Agreement) providing for the merger of Sub with and into the Company;

                  WHEREAS each Shareholder owns the number of shares of Company Common Stock set forth opposite its name on Schedule A hereto (such shares of Company Common Stock, together with any other shares of capital stock of the Company acquired by the Shareholder after the date hereof and during the term of this Agreement, being collectively referred to herein as such Shareholder's "Subject Shares"); and

                  WHEREAS, as a condition to its willingness to enter into the Merger Agreement, Parent has requested that the Shareholders enter into this Agreement.

                  NOW, THEREFORE, the parties hereto agree as follows:

                  Section 1. Representations and Warranties of the Shareholders. Each Shareholder hereby represents and warrants to Parent as follows:

                  (a) Authority; Execution and Deliver; Enforceability. The Shareholder has all requisite power and authority to execute this Agreement and to consummate the transactions contemplated hereby. The execution and delivery by the Shareholder of this Agreement and consummation of the transactions contemplated hereby have been duly authorized by all necessary action on the part of such Shareholder. The Shareholder has duly executed and delivered this Agreement, and, assuming its due authorization, execution and delivery by Parent, this Agreement constitutes the legal, valid and binding obligation of the Shareholder, enforceable against the Shareholder in accordance with its terms. The execution and delivery by the Shareholder of this Agreement do not, and the consummation of the transactions contemplated hereby and compliance with the terms hereof will not, conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to loss of a material benefit under, or result in the creation of any Lien upon any of the properties or assets of the Shareholder under, any provision of any Contract to which the Shareholder is a party or by which any properties or assets of the Shareholder are bound or, subject to the filings and other matters referred to in the next sentence, any provision of any Judgment or Applicable Law applicable to the Shareholder or the properties or assets of the Shareholder. No Consent of, or registration, declaration or filing with, any Governmental Entity is required to be obtained or made by or with respect to the Shareholder in connection with the execution, delivery and performance of this Agreement or the consummation of the transactions contemplated hereby, other than such reports under Sections 13(d) and 16 of the Exchange Act as may be required in connection with this Agreement and the transactions contemplated hereby.

                  (b) The Subject Shares. The Shareholder is the record and beneficial owner of and has good and marketable title to, the Subject Shares, free and clear of any Liens. The Shareholder does not own, of record or beneficially, any shares of capital stock of the Company other than the Subject Shares. The Shareholder has the sole right to vote the Subject Shares, and none of the Subject Shares is subject to any voting trust or other agreement, arrangement or restriction with respect to the voting of the Subject Shares, except as contemplated by this Agreement.

                  (c) Brokers. No broker, investment banker, financial advisor or other person is entitled to any broker's, finder's, financial advisor's or other similar fee or commission in connection with the Merger and the other Transactions based upon arrangements made by or on behalf of the Shareholder.

                  (d) Merger Agreement. The Shareholder understands and acknowledges that Parent is entering into, and causing Sub to enter into, the Merger Agreement in reliance upon the Shareholder's execution and delivery of this Agreement.

                  Section 2. Representations and Warranties of Parent. Parent hereby represents and warrants to the Shareholders as follows: Parent has all requisite corporate power and authority to execute this Agreement and to consummate the transactions contemplated hereby. The execution and delivery by Parent of this Agreement and consummation of the transactions contemplated hereby have been duly authorized by all necessary action on the part of Parent. Parent has duly executed and delivered this Agreement, and, assuming its due authorization, execution and delivery by Shareholder, this Agreement constitutes the legal, valid and binding obligation of Parent, enforceable against Parent in accordance with its terms. The execution and delivery by Parent of this Agreement do not, and the consummation of the transactions contemplated hereby and compliance with the terms hereof will not, conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to loss of a material benefit under, or result in the creation of any Lien upon any of the properties or assets of Parent under, any provision of any Contract to which Parent is a party or by which any properties or assets of Parent are bound or, subject to the filings and other matters referred to in the next sentence, any provision of any Judgment or Applicable Law applicable to Parent or the properties or assets of Parent. No Consent of, or registration, declaration or filing with, any Governmental Entity is required to be obtained or made by or with respect to Parent in connection with the execution, delivery and performance of this Agreement or the consummation of the transactions contemplated hereby, other than such reports by Parent under Sections 13(d) and 16 of the Exchange Act as may be required in connection with this Agreement and the transactions contemplated hereby.

                  Section 3. Covenants of the Shareholder. Each Shareholder covenants and agrees as follows:

                  (a) (1) At any meeting of the shareholders of the Company called to seek the Company Shareholder Approval or in any other circumstances upon which a vote, consent or other approval (including by written consent) with respect to the Merger Agreement, any other Transaction Agreement, the Merger, the Charter Amendment or any other Transaction is sought, the Shareholder shall, including by executing a written consent solicitation if requested by the Company, vote (or cause to be voted) the Subject Shares in favor of granting the Company Shareholder Approval.

                  (2) The Shareholder hereby irrevocably grants to, and appoints, Parent, and any individual designated in writing by Parent, and each of them individually, as the Shareholder's proxy and attorney-in-fact (with full power of substitution), for and in the name, place and stead of the Shareholder, to vote the Subject Shares, or grant a consent or approval in respect of the Subject Shares in a manner consistent with this Section 3. The Shareholder understands and acknowledges that Parent is entering into the Merger Agreement in reliance upon the Shareholder's execution and delivery of this Agreement. The Shareholder hereby affirms that the irrevocable proxy set forth in this Section 3(a) is given in connection with the execution of the Merger Agreement, and that such irrevocable proxy is given to secure the performance of the duties of the Shareholder under this Agreement. The Shareholder hereby further affirms that the irrevocable proxy is coupled with an interest and may under no circumstances be revoked. The Shareholder hereby ratifies and confirms all that such irrevocable proxy may lawfully do or cause to be done by virtue hereof. Such irrevocable proxy is executed and intended to be irrevocable in accordance with the provisions of Section 14-2-722(d) of the Georgia Business Corporation Code (the "GBCC"). The irrevocable proxy granted hereunder shall automatically terminate upon the termination of this Agreement.

                  (b) At any meeting of shareholders of the Company or at any adjournment thereof or in any other circumstances upon which the Shareholder's vote, consent or other approval is sought, the Shareholder shall vote (or cause to be voted) the Subject Shares against (i) any merger agreement or merger (other than the Merger Agreement and the Merger), consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by the Company, (ii) any Company Takeover Proposal and (iii) any amendment of the Company Charter (other than the Charter Amendment) or the Company Bylaws or other proposal or transaction involving the Company or any Company Subsidiary, which amendment or other proposal or transaction would in any manner impede, frustrate, prevent or nullify any provision of the Merger Agreement or any other Transaction Agreement, the Merger, the Charter Amendment or any other Transaction or change in any manner the voting rights of any class of Company Capital Stock. The Shareholder shall not commit or agree to take any action inconsistent with the foregoing.

                  (c) Other than pursuant to this Agreement, the Shareholder shall not (i) sell, transfer, pledge, assign or otherwise dispose of (including by gift) (collectively, "Transfer"), or enter into any Contract, option or other arrangement (including any profit sharing arrangement) with respect to the Transfer of, any Subject Shares to any person other than pursuant to the Merger or (ii) enter into any voting arrangement, whether by proxy, voting agreement or otherwise, with respect to any Subject Shares and shall not commit or agree to take any of the foregoing actions.

                  (d) The Shareholder shall not (i) directly or indirectly solicit, initiate or encourage the submission of, any Company Takeover Proposal,
(ii) enter into any agreement with respect to any Company Takeover Proposal or
(iii) directly or indirectly participate in any discussions or negotiations regarding, or furnish to any person any information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Company Takeover Proposal.

                  (e) The Shareholder shall use all reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Merger and the other Transactions. The Shareholder shall not take any action that causes or could reasonably be expected to cause any condition to consummation of the Merger and the other Transactions not to be satisfied. The Shareholder shall not issue any press release or make any other public statement with respect to any Transaction Agreement, the Merger, the Charter Amendment or any other Transaction without the prior consent of Parent and the Company, except as may be required by applicable Law.

                  (f) The Shareholder hereby consents to and approves the actions taken by the Company Board in approving the Transaction Agreements, the Merger, the Charter Amendment and the other Transactions. The Shareholder hereby waives, and agrees not to exercise or assert, any dissent rights under Article 13 of the GBCC in connection with the Merger.

                  (g) Notwithstanding anything to the contrary in this Agreement and in this Section 3 in particular, each Shareholder is only executing this Agreement in his, her or its capacity as the beneficial owner of the Subject Shares. To the extent a Shareholder is also a member of the Board of Directors of the Company (a "Company Director"), such Shareholder is not making any agreement hereunder in his capacity as a Company Director, and the agreements herein shall in no way restrict such Shareholder in the exercise of his fiduciary duties as a Company Director.

                  (h) No Covered Affiliate shall Participate in any Company Takeover Proposal or Superior Company Proposal or in any person making a Company Takeover Proposal or a Superior Company Proposal.

                  (i) For a period of two years following the earlier of (A) the date (if any) on which the Company consummates a Company Takeover Proposal (but substituting 40% for 20%), provided that at or prior to such date Parent is or shall have become entitled to a Termination Fee pursuant to Section 6.07(b) of the Merger Agreement and (B) the Effective Time (the earlier of the dates in clauses (A) and (B), the "Trigger Date"), no Covered Affiliate or any affiliate or associate of such Covered Affiliate may Participate in the Company, a Successor or any of their respective affiliates and associates; except that

Craig R. Kitchin may provide to the Company, a Successor or an affiliate or associate thereof the same services that he provided to the Company before the Trigger Date for a period not to exceed 30 days after the Trigger Date and in connection therewith may receive payment not to exceed the pro-rata portion of his annual base salary as in effect on the Trigger Date and medical, insurance and similar benefits then generally available to employees of the Company on the Trigger Date (but excluding any bonus, other benefits or other compensation of any sort). For purposes of this Agreement, "Successor" means (i) any person that shall have been involved in a Company Takeover Proposal (but substituting 40% for 20%); (ii) any person that shall have any agreement, arrangement or understanding with the Company with respect to any of the matters in the preceding clause (i); or (iii) any affiliate or associate of any of the foregoing.

                  Section 4. Covenant of Parent. As promptly as practicable after (i) the Effective Time, and (ii) a Shareholder delivers to Parent (A) a duly executed letter of transmittal, (B) the certificates representing such Shareholder's Subject Shares, and (C) such other documents as Parent reasonably may require to effect the surrender of such Subject Shares in exchange for the Merger Consideration, Parent shall pay, or cause to be paid, the Merger Consideration payable to such Shareholder.

                  Section 5. Termination. This Agreement shall terminate upon the earliest of (i) the Effective Time or (ii) the termination of the Merger Agreement in accordance with its terms, other than with respect to the liability of any party for breach hereof prior to such termination; provided that Section 3(i) shall survive the termination of this Agreement.

                  Section 6. Additional Matters. The Shareholder shall, from time to time, execute and deliver, or cause to be executed and delivered, such additional or further consents, documents and other instruments as Parent may reasonably request for the purpose of effectively carrying out the transactions contemplated by this Agreement.

                  Section 7. General Provisions. (a) Amendments. This Agreement may not be amended except by an instrument in writing signed by each of the parties hereto.

                  (b) Notice. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or sent by overnight courier (providing proof of delivery) or by facsimile to Parent in accordance with Section 9.02 of the Merger Agreement and to each Shareholder at its address or facsimile number set forth on Schedule A hereto (or at such other address or facsimile number for a party as shall be specified by like notice).

                  (c) Interpretation. When a reference is made in this Agreement to Sections, such reference shall be to a Section to this Agreement unless otherwise indicated. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Wherever the words "include", "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation".

                  (d) Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

                  (e) Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement. This Agreement shall become effective against Parent when one or more counterparts have been signed by Parent and delivered to the Shareholder. This Agreement shall become effective against the Shareholder when one or more counterparts have been executed by the Shareholder and delivered to Parent. Each party need not sign the same counterpart.

                  (f) Entire Agreement; No Third-Party Beneficiaries. This Agreement (i) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof and (ii) is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder.

                  (g) Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York applicable to agreements made and to be performed wholly within such State.

                  (h) Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of law or otherwise, by Parent without the prior written consent of the Shareholder or by the Shareholder without the prior written consent of Parent, and any purported assignment without such consent shall be void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

                  (i) Enforcement. The parties agree that this Agreement has been created under Section 14-2-731 of the GBCC. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any Georgia state court or any Federal court located in the State of Georgia, this being in addition to any other remedy to which they are entitled at law or in equity. In addition, each of the parties hereto (i) consents to submit itself to the personal jurisdiction of any Georgia state court or any Federal court located in the State of Georgia in the event any dispute arises out of this Agreement or any Transaction, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, and (iii) agrees that it will not bring any action relating to this Agreement or any Transaction in any court other than a Georgia state court or any Federal court sitting in the State of Georgia.

                  IN WITNESS WHEREOF, each party has duly executed this Agreement, all as of the date first written above.

                                             ARGILA, LLC


                                             By: /s/ ALEX GILBERT
                                                 ------------------------------
                                             Name:   Alex Gilbert
                                             Title:  Principal

                                             KITCHIN CHILDREN'S TRUST


                                             By: /s/ THOMAS W. KITCHIN
                                                 ------------------------------
                                             Name:  Thomas W. Kitchin
                                             Title:  Trustee



                                             /s/ THOMAS W. KITCHIN
                                             ----------------------------------
                                             THOMAS W. KITCHIN



                                             /s/ JUDITH K. KITCHIN
                                             ----------------------------------
                                             JUDITH KITCHIN



                                             /s/ CRAIG R. KITCHIN
                                             ----------------------------------
                                             CRAIG R. KITCHIN



                                             THOMAS J. KITCHIN FAMILY TRUST



                                             By: /s/ THOMAS W. KITCHIN
                                                 -------------------------------
                                             Thomas W. Kitchin, as Trustee of
                                             the Thomas J. Kitchin Family Trust

                                             By: /s/ JUDITH K. KITCHIN
                                                 -------------------------------
                                             Judith K. Kitchin, as Trustee of
                                             the Thomas J. Kitchin Family Trust



                                             CRAIG R. KITCHIN FAMILY TRUST



                                             By: /s/ THOMAS W. KITCHIN
                                                 -------------------------------
                                             Thomas W. Kitchin, as Trustee of
                                             the Craig R. Kitchin Family Trust

                                             By: /s/ JUDITH K. KITCHIN
                                                 -------------------------------
                                             Judith K. Kitchin, as Trustee of
                                             the Craig R. Kitchin Family Trust

                                             MATTHEW T. KITCHIN FAMILY TRUST



                                             By: /s/ THOMAS W. KITCHIN
                                                 -------------------------------
                                             Thomas W. Kitchin, as Trustee of
                                             the Matthew T. Kitchin Family Trust

                                             By: /s/ JUDITH K. KITCHIN
                                                 -------------------------------
                                             Judith K. Kitchin, as Trustee of
                                             the Matthew T. Kitchin Family Trust



                                             ALEX G. KITCHIN FAMILY TRUST



                                             By: /s/ THOMAS W. KITCHIN
                                                 -------------------------------
                                             Thomas W. Kitchin, as Trustee of
                                             the Alexander G. Kitchin Family
                                             Trust

                                             By: /s/ JUDITH K. KITCHIN
                                                 -------------------------------
                                             Judith K. Kitchin, as Trustee of
                                             the Alexander G. Kitchin Family
                                             Trust




                                             JOHN P. KITCHIN FAMILY TRUST



                                             By: /s/ THOMAS W. KITCHIN
                                                 -------------------------------
                                             Thomas W. Kitchin, as Trustee of
                                             the John P. Kitchin Family Trust

                                             By: /s/ JUDITH K. KITCHIN
                                                 -------------------------------
                                             Judith K. Kitchin, as Trustee of
                                             the John P. Kitchin Family Trust



                                             KAREN E. KITCHIN FAMILY TRUST



                                             By: /s/ THOMAS W. KITCHIN
                                                 -------------------------------
                                             Thomas W. Kitchin, as Trustee of
                                             the Karen E. Kitchin Family Trust

                                             By: /s/ JUDITH K. KITCHIN
                                                 -------------------------------
                                             Judith K. Kitchin, as Trustee of
                                             the Karen E. Kitchin Family Trust

                                   SCHEDULE A
                                   ----------



Name and Address                                          Number of Shares of
of Shareholder                                        Company Common Stock Owned
--------------                                        --------------------------


Kitchin Children's Trust                                          46,938
Thomas W. Kitchin                                              1,945,130
Judith Kitchin                                                   106,195
Craig R. Kitchin                                                 180,915
Thomas J. Kitchin Family Trust                                   106,197
Craig R. Kitchin Family Trust                                    106,197
Matthew T. Kitchin Family Trust                                  106,197
Alexander G. Kitchin Family Trust                                106,197
John P. Kitchin Family Trust                                     106,197
Karen E. Kitchin Family Trust                                    106,197


Address for each Shareholder:
[Name of Shareholder]
c/o Thomas W. Kitchin
Jameson Inns, Inc.
41 Perimeter Center East, Suite 400
Atlanta, GA 30346
Facsimile: (770) 901-9203